UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

The World Trade Centre

999 Canada Place, Suite 568
Vancouver, BC V6C-3E1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

EX-99.1	Unaudited Interim Consolidated Financial Statements - June 30. 2016
EX-99.2	Management’s Discussion and Analysis of Financial Conditions And Results of Operations - June 30. 2016
EX-99.3	Certification of Interim Filings CEO
EX-99.4	Certification of Interim Filings CFO

PRESS RELEASE:

DIGATRADE FINANCIAL CORP FILES Q2-2016 FINANCIAL STATEMENTS AND MD&A

“Provides Shareholder Update”

For Immediate Release

Vancouver, BC – August 29, 2016 – Digatrade Financial Corp. (OTCQB: DIGAF), an operating digital asset exchange, blockchain development and internet financial services company, today announced that the Company has filed its interim financial statements for the period ended June 30, 2016 on Sedar www.sedar.com and on Edgar www.sec.gov.

Results of Operations

For the three and six months ended June 30, 2016 the Company had a loss of $26,515 and a profit of $22,900, respectively; as compared with a net losses of $238,370 and $305,416, respectively for the three and six months ended June 30, 2015. The Company earned technology development services income amounting to $62,621 for the three months ended June 30, 2016 and $188,515 for the six months ended on that date. The revenue was earned in connection with providing blockchain technology development services, advisory services and transactional fees & commission from the Digatrade Digital Asset Trading Platform.

The Company reports that the reverse-split (1:50) became effective July 23, 2016 and subsequent symbol change to DIGAF. The Company currently has (34,905,489) total shares issued and outstanding, (26,326,157) restricted control and (8,491,648) free trading.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp

999 Canada Place, Suite 568

Vancouver, BC V6C-3E1

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0071

info@digatrade.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: August 30, 2016	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	President & CEO